Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

Alpha Core Strategies Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	-	$ 92.70	-
Fees Previously Paid	$35,000,000.00		$3,244.50
Total Transaction Valuation	$35,000,000.00
Total Fees Due for Filing			$3,244.50
Total Fees Previously Paid			$3,244.50
Total Fee Offsets			-
Net Fee Due			-

The fee of $3,244.50 was paid in connection with the filing of the Schedule TO-I by Alpha Core Strategies Fund (File No. 005-80363) on July 18, 2022 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.